December 23, 2013

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Notice of disclosure filed in Exchange Act Annual Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 13(r) of the Securities Exchange Act of 1934, as amended, as added by Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012, notice is hereby provided that NCI Building Systems, Inc. has included disclosure with respect to certain activities described in Section 13(r) in its Annual Report on Form 10-K for the fiscal year ended November 3, 2013 which was filed with the U.S. Securities and Exchange Commission on December 23, 2013. The disclosure can be found on page 60 of the Annual Report on Form 10-K and is incorporated by reference herein.

Very truly yours,

NCI Building Systems, Inc.

/s/ Todd R. Moore
Todd R. Moore
Executive Vice President, General Counsel & Secretary